                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

          AMENDED NOTIFICATION OF LATE FILING SEC FILE NUMBER:# 0-15347
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                                              CUSIP NUMBER: # 450057104
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                                   (Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31, 1996
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I   REGISTRANT INFORMATION

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         Full Name of Registrant                  IRT Industries, Inc.
         Former Name if Applicable                --------------------


         2400 E. Las Olas Blvd., Suite 128
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Address of Principal Executive Office (Street and Number)

         Ft. Lauderdale, Florida 33301
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City, State and Zip Code

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PART II  RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed.

         (X)(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (X)(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date and;

            (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III NARRATIVE

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IRT Industries, Inc. is unable to file the Form 10-QSB for the period ended December 31, 1996 within the prescribed period due to unforeseen delays in preparation of the financial statements. The completed financial statements are expected to be available within the requested five day extension period.

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PART IV  OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

             Richard Rossi, President                (954) 525-8815
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             (Name)                            (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [ ] Yes  [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            (see attached Exhibit A)



                                 IRT Industries, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   February 24, 1997                   By: /s/ Richard Rossi
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                                                    Richard Rossi

                                            Its: President
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                                    EXHIBIT A

PART IV-OTHER INFORMATION

(3) It has recently been brought to Management's attention by accountants for the Company that, due to various changes in results of operations from the corresponding period for the last fiscal year, the Company should expect an increase in revenues. However, Management believes said increase in revenues will be substantially offset by expenses accompanying the Company's plans for expansion.

         An estimate of the above-mentioned changes cannot be made at the time of this filing due to the fact that the accounting firm for the Company is currently in the process of itemizing the profit and loss figures as pertains to this change. The Company plans to include these revenue changes in its Form 10-QSB filing for the period ended December 31, 1996.

















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